(Not for Distribution to US newswire Services or for dissemination in the United States)

Evolving Gold increased brokered private placement to $18 million and announces a $2 million non-brokered private placement

January 25, 2008, Vancouver, British Columbia: Evolving Gold Corporation (the "Company") has agreed to increase its previously announced brokered private placement. The Company will now propose to issue up to 18.0 million units (including any over-allotment option) at a price of $1.00 per unit for gross proceeds of up to $18.0 million. All other terms of the brokered offering remain the same as per the January 24, 2008 press release. PI Financial Corp has agreed to act as agent for this offering, as amended.

Concurrent with the brokered private placement the Company intends to complete a non-brokered private placement of up to 2.0 million units, with such units having the same pricing and terms as the units offered in the brokered private placement. Gross proceeds of the non-brokered offering will be up to $2.0 million. A finder’s fee may be payable on a portion or all of the non-brokered offering. It is anticipated that closing of the non-brokered private placement and the brokered private placement will occur simultaneously. All securities issued by the Company in both the brokered and non-brokered private placements will be subject to a resale restriction for a period of four months and one day from the date of closing.

Proceeds from these private placements will be used to finance ongoing drilling and other exploration activities on the Company’s Nevada and Wyoming projects and for general working capital.

The offering is subject to receipt of all necessary approvals, including the approval of the TSX Venture Exchange.

About Evolving Gold Corp.
Evolving Gold Corp. is an emerging gold exploration and development company focused on building value through the acquisition and exploration of prospective gold prospects in the southwestern United States. The Company is actively exploring 9 separate gold properties, primarily in known, producing gold trends in the state of Nevada. Evolving has recently completed first rounds of drilling at the Malone (NM) and Fisher Canyon (NV) gold prospects (assays pending) and is currently drilling at their large Sheep Creeks (Carlin District) and Siesta (Sleeper District) gold prospects which Evolving has acquired by staking in north-central Nevada.

In total, Evolving holds over 90,000 acres of exploration lands in Nevada, Wyoming and New Mexico.

In compliance with National Instrument 43-101 (“NI 43-101”) Lawrence A. Dick, Ph.D., P.Geo. is the Qualified Person responsible for the accuracy of this news release.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

Lawrence A. Dick, Ph.D., P.Geo.
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Direct (604) 639-0430
Toll Free 1-866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 860-2509
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Not For Distribution to U.S. Newswire Services or for Dissemination in The United States.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF